Exhibit 99.1

Arqit Quantum Inc.

1st Floor, 3 Orchard Place,

London, SW1H 0BF

United Kingdom

December 4, 2024

Dear Shareholder:

You are invited to attend the Extraordinary General Meeting of Arqit Quantum Inc., which will be held at 2:00 p.m., Greenwich mean Time on Wednesday, December 18, 2024, at 1st Floor, 3 Orchard Place, London, SW1H 0BF United Kingdom and via webcast.

Information concerning the matters to be considered and voted upon at the Extraordinary General Meeting is set forth in the attached Notice and Proxy Statement.

The Board of Directors has fixed October 29, 2024, as the record date for the Extraordinary General Meeting (the “Record Date”), and only holders of record of shares at such time will be entitled to notice of or to vote at the Extraordinary General Meeting or any adjournment thereof.

Your vote on the proposal is important. Whether or not you attend the meeting, we encourage you to vote your shares in order to make certain that you are represented at the meeting. You may vote in person, over the Internet, by telephone or by mailing a proxy or voting instruction card. If you are unable to attend the Extraordinary General Meeting in person or virtually or you wish to be represented, please authorize a proxy to vote your shares in accordance with the instructions you received.

Sincerely,

Andy Leaver
CEO

Arqit Quantum Inc.

1st Floor, 3 Orchard Place,

London, SW1H 0BF

United Kingdom

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary general meeting of shareholders of Arqit Quantum Inc. (“Arqit”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, will be held on December 18, 2024, at 2:00 p.m., Greenwich Mean Time. The meeting will be held in person at 1st Floor, 3 Orchard Place, London, SW1H 0BF United Kingdom and via webcast.

The Extraordinary General Meeting is being held for the following purposes:

•	To increase the authorized share capital of the Company.

•	To transact any other business that may properly be considered at the meeting or any adjournment of the meeting.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of Arqit ordinary shares at the close of business on October 29, 2024, are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting and any adjournments or postponements thereof.

It is important that your shares be represented and voted at the meeting. Whether or not you plan to attend the meeting in person, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "Voting and Solicitation" of the proxy statement. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement.

ARQIT QUANTUM INC.

PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING
DECEMBER 18, 2024

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Arqit Quantum Inc. (the “Company,” “Arqit,” “we,” “our” or “us”) for use at the 2024 Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) to be held at 2:00 p.m., Greenwich Mean Time, on December 18, 2024, at 1st Floor, 3 Orchard Place, London, SW1H 0BF United Kingdom, and via webcast, and any adjournments thereof.

This Proxy Statement, together with the notice and the proxy card, are hereinafter referred to as the “Proxy Materials”. On or about December 4, 2024, we first mailed the Proxy Materials to our shareholders. These Proxy Materials can also be accessed, free of charge, on the Company’s website at https://ir.arqit.uk/investors/sec-filings and on the SEC’s website at www.sec.gov on a Report on Form 6-K.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to comply with U.S. federal proxy requirements.

Attendance at Meeting

Only shareholders as of the record date, or their duly appointed proxies, may attend the Extraordinary General Meeting, which will be held both in person and via webcast at www.virtualshareholdermeeting.com/ARQQ2024SM. To attend the webcast, you will need the 16-digit control number provided on your proxy card or in the instructions that accompanied your proxy materials.

To attend the Extraordinary General Meeting in person, you must request an admission ticket and provide the information described below. You may request an admission ticket by e-mailing a request to the Company at investorrelations@arqit.uk no later than December 13, 2024. Your request should include documentation demonstrating your status as a shareholder of record of the Company. You may pick up your ticket at the registration table prior to the meeting. Please be prepared to show your photo identification. If you attend as a representative of an entity that owns shares of record, you will need to bring proper identification indicating your authority to represent that entity. If you are a holder of record of our ordinary shares as at the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Extraordinary General Meeting only upon presenting a form of photo identification, proof of share ownership as at the Record Date and a valid proxy signed by the record holder.

Record Date, Share Ownership and Quorum

Only holders of record of the Company’s ordinary shares, par value US$0.0025 per share, as of the close of business on October 29, 2024 (the “Record Date”), are entitled to vote at the Extraordinary General Meeting in respect of such ordinary shares. The holders of one-third (1/3) of the ordinary shares, present in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, shall constitute a quorum for all purposes.

Voting and Solicitation

Each ordinary share issued and outstanding as of the Record Date is entitled to one vote at the Extraordinary General Meeting. All proposals at the Extraordinary General Meeting will be adopted by an ordinary resolution under Cayman Islands law, which is a resolution passed by a simple majority of the ordinary shares present in person or by proxy and entitled to vote on the proposal at the Extraordinary General Meeting.

Ordinary shares for which proxies are properly submitted within the deadline set forth below will be voted at the Extraordinary General Meeting in accordance with the directions given. If a proxy is submitted but no specific instructions are given, the proxy holder will vote in favor of the increase in authorized share capital of the Company. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Extraordinary General Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares voting for the purposes of determining whether such resolution has been passed but they will be counted for the purposes of determining the presence of a quorum.

Proxies submitted by registered shareholders and beneficial shareholders (see below) must be received by us no later than 11:59 p.m., Greenwich Mean Time, on December 17, 2024, to ensure your representation at our Extraordinary General Meeting.

The manner in which your shares can be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder in the Register of Members of the Company as maintained by Continental Stock Transfer and Trust Company, our share transfer agent (i.e., you are a registered or record shareholder), you can vote in the following ways:

•	By Internet – You can vote over the Internet at www.proxyvote.com by following the instructions on your proxy card;

•	By Telephone – You can vote by telephone by calling 1-800-690-6903 and following the instructions on your proxy card; or

•	By Mail – You can vote by mail by signing, dating and returning the proxy card.

You also may attend the Extraordinary General Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Extraordinary General Meeting, your shares will not be voted.

If you own shares in street name, meaning that your shares are held by a bank, custodian, depositary, brokerage firm, or other nominee, you are considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Extraordinary General Meeting and a proxy card will be provided to you by your bank, custodian, depositary, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form provided by that institution. If you own ordinary shares in street name and attend the Extraordinary General Meeting, you must obtain a “legal proxy” from such bank, custodian, depositary, brokerage firm, or other nominee in order to vote your shares at the meeting, but only if such nominee holds such shares of record. You must also provide evidence of such proxy.

Revocability of Proxies/Changing Your Vote

You can change your vote before the vote is taken at the Extraordinary General Meeting. If you are a shareholder of record, you can change your vote by:

•	voting over the Internet or by telephone at a later time, until 11:59 p.m., Greenwich Mean Time, on December 17, 2024;

•	signing and mailing a new, properly completed proxy card with a later date than your original proxy card; or

•	attending the Extraordinary General Meeting and voting in person.

If your shares are held in street name, you must instruct the party that holds your shares of record for your account of your desire to change or revoke your voting instructions.

PROPOSAL WITH RESPECT TO INCREASE THE AUTHORIZED SHARE CAPITAL

Only one proposal will be presented for consideration at the Extraordinary General Meeting. Shareholders will be asked to increase in authorized share capital of the Company.

Increase in Authorized Share Capital

The Directors propose that the authorized share capital of the Company be increased to facilitate:

1.	the issuance of the Warrant Shares (as defined below);

2.	the registration under one or more Form S-8 Registration Statements of additional ordinary shares issuable pursuant to the Arqit Quantum Inc. 2021 Incentive Award Plan; and

3.	the registration under one or more Form F-3 Registration Statements of additional ordinary shares for the offering, issuance and sale by the Company of ordinary shares, preference shares, debt securities and/or warrants in one or more offerings.

Warrant Shares

On October 1, 2024, the Company issued to certain investors (i) 5,440,000 of its ordinary shares, $0.0025 par value each under a shelf registration statement on Form F-3 and (ii) in a concurrent private placement, unregistered warrants to purchase up to 5,440,000 of its ordinary shares, those ordinary shares issuable upon the exercise of the warrants referred to as the “Warrant Shares.” The warrants are exercisable for a period of one year upon the achievement of certain criteria.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution, that the authorized share capital of the Company be increased from US$50,000.00 divided into 18,760,000 ordinary shares of a par value of US$0.0025 each and 1,240,000 preference shares of a par value of US$0.0025 each to $100,000.00 divided into 37,520,000 ordinary shares of par value of USD$0.0025 each and 2,480,000 preference shares of par value of USD$0.0025 by the creation of 18,760,000 new ordinary shares of par value US$0.0025 each and 1,240,000 new preference shares of par value US$0.0025 each in accordance with Article 17.1(a) of the Articles of Association of the Company.

Vote Required

The proposal with respect to the increase in authorized share capital of the Company requires an ordinary resolution under Cayman Islands law, which is a resolution passed by the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and entitled to vote at the Extraordinary General Meeting.

The Board of Directors recommends that you vote FOR the increase in authorized share capital of the Company above.  Unless instructions are given to the contrary, it is the intention of the persons named as proxies to vote the shares to which the proxy is related FOR the increase in authorized share capital of the Company.

OTHER MATTERS

We know of no other matters to be submitted at the Extraordinary General Meeting. If any other matters properly come before the Extraordinary General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the ordinary shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Andy Leaver

CEO